Exhibit 3.137

CERTIFICATE OF FORMATION

OF

FIRST DATA RESOURCES, LLC

Pursuant to the provisions of the Delaware Limited Liability Company Act, the undersigned hereby agrees, certifies and swears to this Certificate of Formation creating a limited liability company to be known as “First Data Resources, LLC”:

1.             The name of the limited liability company is First Data Resources, LLC (the “LLC”).

2.             The address of the registered office of the LLC in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is Corporation Service Company.

3.             This Certificate of Formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of First Data Resources, LLC as of this 25th day of September, 2006.

/s/ Joseph C. Mullin
Joseph C. Mullin
Authorized Person